Exhibit 99.4

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

RANDGOLD REPLENISHES RESERVES IN RECORD PRODUCTION YEAR

London, 30 March 2015 - Randgold Resources increased its total attributable ore reserves in 2014 despite significant depletion from mining in a year that delivered record production of 1.15 million ounces. The company’s annual resource and reserve declaration, published today as part of its annual report for 2014, shows attributable reserves up by 0.8% to 15.2 million ounces while resources decreased by 3% to 27.8 million ounces.

Randgold reserve and resource management executive Rod Quick said this was achieved through ongoing exploration and resource conversion. “We are committed to replacing the ounces we mine through our ongoing brownfields exploration and drilling programmes,” he said.

At Kibali in the DRC, total reserves decreased to 11 million ounces at 4.1g/t from 11.6 million ounces at 4g/t as a result depletion, partly offset by gains in underground reserve and the conversion of the Gorumbwa open pit resource to reserve.

At Loulo in Mali, reserves decreased to 4.9 million ounces due to mining depletion. Drilling continues to test the depth and strike extensions of the two principal orebodies, Yalea and Gara, and is expected to deliver resource increases during 2015. The neighbouring Gounkoto saw total reserves increase to over 3 million ounces on the back of the completion of the underground feasibility study which added 900 000 ounces to the reserve base. There is still real potential to expand this reserve through ongoing drilling and optimisation work, said Quick.

In Côte d’Ivoire, Tongon’s resources were increased and reserves replenished by ongoing orebody gains from advanced grade control drilling within the pit. Drilling continues to highlight the potential for further gains within and immediately below the current pit design which will be tested this year.

Chief executive Mark Bristow said that, unlike most of the gold mining industry, Randgold had not needed to write down its reserves and resources as the gold price dropped because it had calculated its reserves at $1 000/oz and its resources at $1 500/oz for the past four years.

“We have looked closely at all our mines to ensure that they will still be profitable at $1 000/oz and we’ll continue to review our operations against a range of gold price scenarios. With the inclusion of Gounkoto underground we are now able to demonstrate a 10 year plan of plus 1 million ounce production per year and all our operations will be profitable at a $1 000/oz gold price which is unique in the industry,” he said.

RESOURCE AND RESERVE DECLARATION at 31 December 2014 (abridged)

MEASURED, INDICATED AND INFERRED MINERAL RESOURCES		Tonnes Mt		Grade g/t		Gold Moz		Attributable gold Moz
Mine/project	Category	2014	2013	2014	2013	2014	2013	2014	2013
Kibali								45%	45%
	Measured	8.1	5.9	1.9	2.3	0.5	0.4	0.2	0.2
	Indicated	130	149	3.8	3.5	16	17	7.2	7.5
	Subtotal measured and indicated	139	154	3.7	3.5	16	17	7.4	7.7
	Inferred	53	60	2.6	2.7	4.4	5.2	2.0	2.3
Loulo								80%	80%
	Measured	15	11	3.8	3.8	1.9	1.4	1.5	1.1
	Indicated	36	40	4.5	4.9	5.2	6.3	4.2	5.0
	Subtotal measured and indicated	52	52	4.3	4.6	7.1	7.7	5.7	6.2
	Inferred	20	18	3.2	3.5	2.1	2.0	1.7	1.6
Gounkoto								80%	80%
	Measured	5.5	4.9	3.6	4.1	0.6	0.6	0.5	0.5
	Indicated	22	23	4.4	4.4	3.2	3.3	2.5	2.7
	Subtotal measured and indicated	28	28	4.3	4.4	3.8	4.0	3.0	3.2
	Inferred	7.5	3.5	3.2	3.7	0.8	0.4	0.6	0.3
Morila								40%	40%
	Measured	0.02	0.6	4.0	1.1	0.003	0.02	0.001	0.01
	Indicated	14	16	0.6	0.7	0.3	0.3	0.1	0.14
	Subtotal measured and indicated	14	16	0.6	0.7	0.3	0.4	0.1	0.1
	Inferred	11	12	0.6	0.6	0.2	0.2	0.1	0.1
Tongon								89%	89%
	Measured	6.8	9.0	2.3	2.2	0.5	0.6	0.5	0.6
	Indicated	27	24	2.6	2.5	2.2	1.9	2.0	1.7
	Subtotal measured and indicated	34	33	2.5	2.4	2.7	2.5	2.4	2.2
	Inferred	12	12	2.7	2.7	1.0	1.1	0.9	0.9
Massawa								83%	83%
	Measured	0.2	0.2	5.1	5.1	0.03	0.03	0.03	0.03
	Indicated	35	35	2.6	2.6	2.9	2.9	2.4	2.4
	Subtotal measured and indicated	35	35	2.6	2.6	3.0	3.0	2.5	2.5
	Inferred	24	24	2.1	2.1	1.7	1.7	1.4	1.4
TOTAL RESOURCES	Measured and indicated	301	318	3.4	3.4	33	35	21	22
	Inferred	128	130	2.5	2.5	10	11	6.6	6.7

PROVEN AND PROBABLE ORE RESERVES		Tonnes Mt		Grade g/t		Gold Moz		Attributable gold Moz
Mine/project	Category	2014	2013	2014	2013	2014	2013	2014	2013
Kibali								45%	45%
	Proven	5.4	5.5	1.8	2.3	0.3	0.4	0.1	0.2
	Probable	78	84	4.3	4.1	11	11	4.8	5.0
	Subtotal proven and probable	83	89	4.1	4.0	11	12	4.9	5.2
Loulo								80%	80%
	Proven	2.2	2.2	1.8	1.9	0.1	0.1	0.1	0.1
	Probable	31	31	4.8	5.1	4.7	5.1	3.8	4.1
	Subtotal proven and probable	33	34	4.6	4.9	4.9	5.3	3.9	4.2
Gounkoto								80%	80%
	Proven	4.4	1.9	3.8	2.5	0.5	0.1	0.4	0.1
	Probable	18	15	4.6	4.5	2.6	2.1	2.1	1.7
	Subtotal proven and probable	22	17	4.4	4.3	3.2	2.3	2.5	1.8
Morila								40%	40%
	Proven	0.02		4.0		0.003		0.001
	Probable	13	14	0.7	0.7	0.3	0.3	0.1	0.1
	Subtotal proven and probable	13	14	0.7	0.7	0.3	0.3	0.1	0.1
Tongon								89%	89%
	Proven	7.1	3.3	2.2	1.4	0.5	0.2	0.4	0.1
	Probable	23	28	2.4	2.3	1.7	2.1	1.5	1.8
	Subtotal proven and probable	30	31	2.3	2.2	2.2	2.2	2.0	2.0
Massawa								83%	83%
	Proven
	Probable	21	21	3.1	3.1	2.0	2.0	1.7	1.7
	Subtotal proven and probable	21	21	3.1	3.1	2.0	2.0	1.7	1.7
TOTAL ORE RESERVES	Proven and probable	201	205	3.6	3.6	24	24	15	15

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 7797 711 338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

Randgold reports its mineral resources and mineral reserves in accordance with the JORC 2102 code and as such are reported to the second significant digit. These are equivalent to National Instrument 43-101 and the reporting of ore reserves is also in accordance with SEC Industry Guide 7. Open pit mineral resources consist of insitu mineral resources at a 0.5g/t cut-off falling within a $1 500/oz optimised pit shell. Underground mineral resources are those mineral resources falling below the open pit resources reported at cut-off grades of between 1.5g/t to 2.0g/t. Open pit and underground ore reserves are economic at a gold price of $1 000/oz. Open pit reserves are calculated at a weighted average cut-off grade of 1.0g/t. Our underground reserves are calculated at a weighted average cut-off grade of 2.4g/t. Our stockpile reserves at Morila are calculated at a cut-off grade of 0.9g/t. Our TSF reserves at Morila are calculated at a 0.5g/t cut-off. Dilution and ore loss are incorporated into the calculation of reserves. Mineral resources are inclusive of ore reserves.

COMPETENT PERSONS:

Yalea and Gara mineral resources were calculated by Mr Abdoulaye Ngom, an officer of the company, under the supervision of Mr Jonathan Kleynhans, an officer of the company and Competent Person. Loulo 3 mineral resources from Loulo were calculated by Mr Ivan Doku, an independent consultant, and reviewed by Mr Jonathan Kleynhans, an officer of the company and Competent Person. Baboto mineral resources from Loulo were calculated by Mr Simon Bottoms, an officer of the company and Competent Person. Gounkoto orebody mineral resources were calculated by Mr Sekou Diarra an officer of the company, under the supervision of Mr Jonathan Kleynhans, an officer of the company and Competent Person. Faraba mineral resources from Gounkoto were calculated by Mr Jonathan Kleynhans, an officer of the company and Competent Person. Tongon mineral resources were calculated by Mr Simon Bottoms and Mr Babacar Diouf, both officers of the company, under the supervision of Mr Jonathan Kleynhans, an officer of the company and Competent Person. Kibali mineral resources were calculated by Mr Ernest Doh, an officer of the company and Competent Person. Morila open pit resources were calculated by Miss Paula Ogilve, an independent consultant, under the supervision of Mr Jonathan Kleynhans, an officer of the company and Competent Person. Mr Rodney Quick reviewed all mineral resources as lead competent person. Mr Jonathan Kleynhans and Mr Rodney Quick are both Professional Natural Scientists and members of SACNASP and both have sufficient experience in the style of mineralisation and types of deposits under consideration and activity which they are undertaking as Competent Persons as defined in the 2012 addition in the ‘Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves’.

The Loulo, Tongon, Morila, Massawa and Gounkoto open pit ore reserves were calculated by Mr Shaun Gillespie, an officer of the company and Competent Person and member of SAIMM. Kibali open pit ore reserves were calculated by Mr Nicholas Coomson, an officer of the company and Competent Person and member of AusIMM. Loulo underground reserves were calculated by Mr Andrew Fox, an independent consultant and Competent Person and member of AusIMM. The Kibali and Gounkoto underground ore reserves were calculated by Mr Tim Peters an independent consultant and a member of AusIMM. All Competent Persons have sufficient experience in the style of mineralisation and types of deposits under consideration and the activity which they are undertaking as Competent Persons as defined in the 2012 addition in the ‘Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves’.

ANNUAL REPORT:

Randgold has posted its annual report for the year ended 31 December 2014 to shareholders and its Form-20F for the same period is expected to be filed with the United States Securities and Exchange Commission (‘SEC’) by 31 March 2015. Once published, both reports will be available on the company’s website at www.randgoldresources.com for viewing and/or downloading. Shareholders can download a copy of the proxy form along with the scrip dividend mandate letter from our website and those wishing to appoint a proxy via the CREST system should do so via the issuer’s agent (ID number 3RA50). Details regarding the submission of proxies can be obtained from the notice of annual general meeting section, also on the website at www.randgoldresources.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the SEC). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.